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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*

                              SKECHERS U.S.A., INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   830566 10 5
                                 (CUSIP Number)

                                December 31, 2004
              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 830566 10 5                 13G                      PAGE 2 OF 6 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Michael Greenberg

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [ ]
                                                                         (B) [ ]

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               5   SOLE VOTING POWER

                   1,059,641 (Class B Common Stock)(1) and 41,828
                   (Class A Common Stock)(2)
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         0
    EACH       -----------------------------------------------------------------
  REPORTING    7   SOLE DISPOSITIVE POWER
   PERSON
    WITH           1,059,641 (Class B Common Stock)(1) and 41,828
                   (Class A Common Stock)(2)
               -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   0

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,101,469 shares of Class A Common Stock includes 1,059,641 shares of Class B Common Stock that are convertible at any time upon request of the reporting person on a share for share basis into Class A Common Stock

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     Instructions)                                                           [X]

     The aggregate amount excludes (i) 6 shares of Class A Common Stock held by Wendy Greenberg, Michael Greenberg's wife; (ii) 22,644 shares of Class A Common Stock held in custodial accounts for Mr. Greenberg's minor children and of which a third party acts as custodian; and (iii) 130,350 shares of Class B Common Stock held in trust for Mr. Greenberg's minor children and of which a third party acts as trustee. Mr. Greenberg disclaims beneficial ownership of all these shares.

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.7%(3)

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12   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Represents shares of Class B Common Stock held by the Michael and Wendy Greenberg Family Trust (the "Trust") that may be deemed to be beneficially owned by Michael Greenberg as a result of his position as trustee of the Trust.

(2) Represents 10,120 shares of Class A Common Stock held by Mr. Greenberg and options held by Mr. Greenberg to purchase 31,708 shares of Class A Common Stock that are currently exercisable or are exercisable within 60 days.

(3) Based on (i) 22,294,845 shares of Class A Common Stock outstanding as of February 3, 2005, (ii) 1,059,641 shares of Class B Common Stock beneficially owned by Mr. Greenberg as trustee of the Trust that may be converted at any time into shares of Class A Common Stock, (iii) 10,120 shares of Class A Common Stock held by Mr. Greenberg and (iv) options held by Mr. Greenberg to purchase 31,708 shares of Class A Common Stock that are currently exercisable or are exercisable within 60 days. Mr. Greenberg beneficially owns 6.2% of the Class B Common Stock, which is based on 17,011,189 shares of Class B Common Stock outstanding as of February 3, 2005. Mr. Greenberg beneficially owns 2.8% of the aggregate amount of Class A and Class B Common Stock outstanding as of February 3, 2005. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of
     Class A Common Stock and Class B Common Stock outstanding as of February 3, 2005, Mr. Greenberg holds 5.5% of the combined voting power of the Issuer's capital stock.
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CUSIP NO. 830566 10 5                 13G                      PAGE 3 OF 6 PAGES
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ITEM 1.

     (A)  NAME OF ISSUER

          Skechers U.S.A., Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          228 Manhattan Beach Blvd.
          Manhattan Beach, CA 90266

ITEM 2.

     (A)  NAMES OF PERSON FILING

          Michael Greenberg

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          c/o Skechers U.S.A., Inc.
          228 Manhattan Beach Blvd.
          Manhattan Beach, CA 90266

     (C)  CITIZENSHIP

          Michael Greenberg                              United States

     (D)  TITLE OF CLASS OF SECURITIES

          Class A Common Stock, $.01 par value. Shares of Class A Common Stock are represented by shares of Class B Common Stock, which are not registered under Section 12 of the Securities Exchange Act of 1934 (the "Act"), but are immediately convertible into an equal number of shares of Class A Common Stock, $.01 par value, of Skechers U.S.A., Inc. The Class A Common Stock is registered under Section 12 of the Act.

     (E)  CUSIP NUMBER

          830566 10 5

ITEM 3.

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-l(b)(l)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with Section 240.13d-l(b)
          (ii)(G) (Note: See Item 7)

     (h)  [ ] Group, in accordance with Section 240.13d-l(b)(l)(ii)(J)
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CUSIP NO. 830566 10 5                 13G                      PAGE 4 OF 6 PAGES
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ITEM 4. OWNERSHIP

     (A)  AMOUNT BENEFICIALLY OWNED

          Michael Greenberg                                   1,101,469(1)

     (B)  PERCENT OF CLASS

          Michael Greenberg                                   4.7%(2)

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE -

               Michael Greenberg                              1,101,469(1)

          (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

               Michael Greenberg                              0

          (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               Michael Greenberg                              1,101,469(1)

          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               Michael Greenberg                              0

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(1)  Includes (i) 10,120 shares of Class A Common Stock held by Mr. Greenberg,
     (ii) options held by Mr. Greenberg to purchase 31,708 shares of Class A Common Stock that are currently exercisable or are exercisable within 60 days and (iii) 1,058,641 shares of Class B Common Stock held by the Michael and Wendy Greenberg Family Trust (the "Trust") that may be deemed to be beneficially owned by Mr. Greenberg as a result of his position as trustee of the Trust.

(2) The shares of Class A Common Stock beneficially owned by Mr. Greenberg represent approximately 4.7% of such class, if the shares of Class B Common Stock beneficially owned by Mr. Greenberg were converted into shares of Class A Common Stock. Mr. Greenberg beneficially owns 2.8% of the total outstanding amount of Class A and Class B Common Stock and 5.5% of the combined voting power of the Company's capital stock.
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CUSIP NO. 830566 10 5                 13G                      PAGE 5 OF 6 PAGES
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ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

     Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Inapplicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Inapplicable.

ITEM 10. CERTIFICATION

     Inapplicable.
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CUSIP NO. 830566 10 5                 13G                      PAGE 6 OF 6 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005


                                        Signature: /s/ Michael Greenberg
                                                   -----------------------------
                                        Name: Michael Greenberg




     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)